UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3 and NYSE: LINX) (“Company”), in addition to the Material Fact disclosed today, clarifies that the Shareholders Agreement of the Company's Controlling Block was signed by the parties of the Founding Block Shareholders' Agreement and certain executives which held the Company's stock prior to the IPO at the Brazilian Stock Exchange (B3).

The Controlling Block Shareholder Agreement has been terminated because it became innocuous during the last few years due to the termination and retirement of most of its signatories.

The Company hereby highlights that the Founding Block Shareholders´ Agreement, signed on June 30, 2014 between Nercio José Monteiro Fernandes, Alberto Menache, Alon Dayan and Daniel Mayo is still in force.

São Paulo, September 26, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer